Exhibit 99.1

Chaince Digital Reports Increase in Institutional Ownership with BlackRock, State Street, and UBS Amid Index-Related Activity

Chaince Digital approaches 100 institutional investors, with leading global asset managers and ETF sponsors increasing reported holdings in recent SEC Form 13F filings

New York, NY, Nov. 18, 2025 (GLOBE NEWSWIRE) — Chaince Digital Holdings Inc. (“Chaince Digital” or the “Company”) (NASDAQ: CD) (formerly Mercurity Fintech Holding Inc.), a leading provider of tokenization solutions and digital-asset capital markets infrastructure, today announced that recent institutional ownership reports filed with the U.S. Securities and Exchange Commission (“SEC”) show growing participation from a broad range of global asset managers, hedge funds, banks and ETF sponsors.

A review of the most recent Form 13F filings from October and November 2025, compared with prior periods, reflects an expansion in both the number and diversity of institutions reporting positions in Chaince Digital. Filers showing increased or newly reported holdings include BlackRock, Inc., State Street Corporation, Mirae Asset Global ETFs Holdings Ltd., UBS Group AG, Northern Trust Corporation, and other global asset managers.

Both new filers and additional positions from existing institutions contributed to the increase in institutional exposure. Although these acquisitions may be primarily mechanical, reflecting index-related or passive investment activity, and should not be viewed as a strategic endorsement of the Company, Chaince Digital views the expanding institutional presence as an acknowledgment of its ongoing transformation.

The Company also previously announced its rebranding from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc. and the change of its Nasdaq ticker symbol from “MFH” to “CD,” which became effective on November 13, 2025. The rebranding reflects Chaince Digital’s evolution into an integrated platform focused on tokenization, on-chain innovation, and regulated capital markets solutions, anchored by its wholly-owned broker-dealer subsidiary, Chaince Securities, LLC, and its AI/HPC infrastructure initiatives.

“We are pleased to see continued interest from a wide range of institutional investors, from global index providers to thematic ETFs and specialist hedge funds,” said Shi Qiu, Chief Executive Officer of Chaince Digital Holdings Inc. “As we execute on our strategy in tokenized real-world assets, regulated brokerage, and AI-driven infrastructure, our goal is to build a business that can meet the due diligence standards of sophisticated institutions while delivering long-term value for all shareholders.”

About the filings

The summary above draws on Form 13F and related regulatory filings reported in October and November 2025. Institutional holdings can change at any time, may be reported through multiple affiliated entities, and many positions are passive. References to institutional names are based solely on publicly available filings and are provided for informational purposes only.

The inclusion of Chaince Digital in institutional portfolios does not necessarily represent an investment recommendation or active investment decision. Position changes may be primarily driven by passive investment strategies, index rebalancing, or other non-discretionary factors. Chaince Digital does not disclose or comment on the specific size of any investor’s holdings.

About Chaince Digital Holdings Inc.

Chaince Digital Holdings Inc. (Nasdaq: CD) (formerly Mercurity Fintech Holding Inc.) is a digital finance and technology company focused on tokenization, on-chain innovation and regulated brokerage services. Through its subsidiaries, including Chaince Securities, LLC, a FINRA-registered broker-dealer, and AI/HPC infrastructure platforms, Chaince provides technology-enabled solutions across distributed computing, business consulting and capital-markets services. The Company aims to bridge traditional financial markets with the emerging digital-asset economy through compliant, scalable and institution-grade infrastructure.

For more information, please visit www.chaincedigital.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com